

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2013

<u>Via E-mail</u>
Mr. James McKinney
Chief Executive Officer and Chief Financial Officer
Vital Products, Inc.
2404 Via Mariposa West, 1-A
Laguna Woods, California 92637

     RE: Vital Products, Inc.
               Form 10-K for the Year Ended July 31, 2012
               Filed November 2, 2012
               File No. 333-127915

Dear Mr. McKinney:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Accounting Branch Chief